SECURITI[barcode]SSION

03012662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER 8- 49031

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH, D.C. 165 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Absolute Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3116 W. 5th, Suite 108
(No. and Street)

Fort Worth (City) TX (State) 76107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Chernick 817-877-3840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300 (Address) Fort Worth (City) TX (State) 76109 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ABSOLUTE INVESTMENTS, INC.

Financial Statements and Supplemental
Schedules Required by the Securities
and Exchange Commission

For the Year Ended
December 31, 2002

Supplemental Report On Internal Control
(With Independent Auditors' Report)

ABSOLUTE INVESTMENTS, INC.
ANNUAL FINANCIAL REPORT
TABLE OF CONTENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Absolute Investments, Inc.:

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Absolute Investments, Inc. (the Company) as of December 31, 2002, and the related statements of operations and other comprehensive income, changes in stockholder's equity and cash flows for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

The Walton Group, LLC
Fort Worth, Texas

January 17, 2003

ABSOLUTE INVESTMENTS, INC.
Statement of Financial Condition for
Noncarrying, Nonclearing and Certain
other Brokers or Dealers
December 31, 2002

ASSETS

Current assets:	
Cash	$ 11,039
Deposit with clearing organization	10,126
Other assets	5,354
Total current assets	$ 26,519

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Commissions and other payables	$ 4,516
Total current liabilities	4,516
Stockholder's Equity:	
Common stock, $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	14,990
Retained earnings	7,003
Total stockholder's equity	22,003
Total liabilities and stockholder's equity	$ 26,519

The accompanying notes are an integral part of these financial statements.

ABSOLUTE INVESTMENTS, INC.
Statement of Operations and Other Comprehensive Income
For the Year Ended
December 31, 2002

Revenue:	
Commissions	$ 117,535
Interest	103
Miscellaneous	5,389
	123,027
Expenses:	
Commissions	88,497
Clearing charges	16,458
NASD regulatory costs	1,810
Other operating expenses	14,368
	121,133
Loss on sale of marketable securities	(16,910)
Net loss before other comprehensive income	(15,016)
Other comprehensive income:	
Unrealized holding gains on marketable securities (note 4)	12,703
Total comprehensive loss	$ (2,313)

The accompanying notes are an integral part of these financial statements.

ABSOLUTE INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended
December 31, 2002

	Common Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance January 1, 2002	1,000	$ 10	$ 14,990	$ 22,019	$ (12,703)	$ 24,316
Net loss before other comprehensive income	-	-	-	(15,016)	-	(15,016)
Other Comprehensive Income: Unrealized holding gains on marketable securities (note 4)	-	-	-	-	12,703	12,703
Balance, December 31, 2002	1,000	$ 10	$ 14,990	$ 7,003	$ -	$ 22,003

The accompanying notes are an integral part of these financial statements.

ABSOLUTE INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended
December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Reconciliation of net loss before other comprehensive income to cash used by operating activities:	
Net loss before other comprehensive income	$ (15,016)
Loss on sale of marketable securities	16,910
Changes in balance sheet accounts:	
Increase in accounts receivable	(1,420)
Decrease in accounts payable	(4,619)
Decrease in accrued expenses	(5,000)
Net cash used by operating activities	(9,145)
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(620)
Sale of marketable securities	2,363
Increase in clearing deposit	(99)
Net cash provided by investing activities	1,644
Decrease in cash	(7,501)
Cash and cash equivalents, January 1, 2002	18,540
Cash and cash equivalents, December 31, 2002	$ 11,039

The accompanying notes are an integral part of these financial statements.

ABSOLUTE INVESTMENTS, INC.
Notes to Financial Statements
For the Year Ended
December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company is registered as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers, except for an investment club, of which the stockholder of the Company makes investment decisions; however, the Company does not maintain custody of the related investments. There are no existing obligations of the dealer in regards to offerings made.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain ratios.

(c) Income Taxes

There is no provision for Federal income taxes in the accompanying financial statements for the year ended December 31, 2002. The Company has filed an election to be treated under Subchapter S of the Internal Revenue Code, effective as of April 1, 2001. Income tax liabilities on net income is the responsibility of the individual stockholder.

(d) Accounts Receivable

Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves on past due or delinquent receivables.

(e) Cash Flows

For purposes of the statement of cash flows, the Company includes cash in banks and similar accounts as cash equivalents.

(Continued)

(1) Organization and Summary of Significant Accounting Policies (Continued)

(f) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(2) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) concerning promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; the Company does not have any possession or control of customer funds or securities.

(3) Concentration of Credit and Market Risk

The Company is a securities broker with offices in Fort Worth, Texas and executes stock transactions through SWS Securities, Inc. All receivables relating to such transactions are due from SWS Securities, Inc.

Concentration of credit risk also consists of cash and investments. The Company places its cash with quality financial institutions, and by policy, limits the amount of exposure to any one financial institution. The Company has investments which are subject to changes in fair market value.

(Continued)

ABSOLUTE INVESTMENTS, INC.
Notes to Financial Statements
For the Year Ended
December 31, 2002

(4) Investments

The Company incurred a $16,910 loss in the current year on the sale of its marketable securities. The 6,000 shares of Excelon Corporation with a cost of $19,273 held a market value of $2,363 at the date of sale.

The change in unrealized devaluation during the year ended December 31, 2002 is as follows:

Unrealized devaluation at January 1, 2002	$ 12,703
Unrealized devaluation during the year	4,207
Realized loss at date of sale	$ 16,910

(5) Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to the claims of general creditors at December 31, 2002, or during the period from January 1, 2002 through December 31, 2002.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended
December 31, 2002

ABSOLUTE INVESTMENTS, INC.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year Ended
December 31, 2002

Computation of Net Capital

Total stockholder's equity	$ 22,003
Less non-allowable assets and haircuts:	
Non-allowable asset	(838)
Haircuts	(252)
Net allowable capital	$ 20,913

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 301
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 15,913

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 4,516
Percentage of aggregate indebtedness to net allowable capital	22%

(Continued)

ABSOLUTE INVESTMENTS, INC.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year Ended
December 31, 2002

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is SWS Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims at January 1, 2002	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2002	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited FOCUS reports.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL ACCOUNTING CONTROL

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Absolute Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Absolute Investments, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

We noted and have described below, a certain matter involving the internal control structure and its operation that we consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiency in the design and operation of the Company's internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

As discussed above, our audit disclosed the following matter involving the internal control structure and its operation that we consider to be a reportable condition:

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is little segregation of duties. The hiring of additional employees to improve the segregation of duties does not appear to be cost beneficial at this time.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Liston Group LLC

January 17, 2003